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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

LEVITT CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
52742P108
(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board and Chief Executive Officer
(954) 940-4900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52742P108

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		18,676,955(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,676,955

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,676,955

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

(1)	See Item 5 for a description of a letter agreement relating to BFC Financial Corporation’s voting rights with respect to 6,145,582 of such shares.

(2)	Based on an estimated 95,174,010 shares of Class A Common Stock outstanding. The Issuer publicly announced that it anticipates that 76,557,345 shares of Class A Common Stock will be issued in the rights offering as described herein, and the Issuer disclosed in its proxy statement relating to its 2007 annual meeting of shareholders that 18,616,665 shares of Class A Common Stock were outstanding as of August 30, 2007.

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by BFC Financial Corporation on January 8, 2004.
Item 1: Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Levitt Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 2: Identity and Background
     This Amendment No. 1 to Schedule 13D is filed by BFC Financial Corporation, a Florida corporation (“BFC”). BFC is a diversified holding company that invests in and acquires businesses in diverse industries. BFC’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     All executive officers, directors and control persons of BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.
     During the last five years, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the shares of Class A Common Stock reported hereby.
Item 4: Purpose of Transaction
     BFC acquired an aggregate of 16,602,712 shares of Class A Common Stock as a result of its exercise of subscription rights to purchase shares of Class A Common Stock distributed to BFC in the Issuer’s rights offering (the “Rights Offering”). As described in further detail in the Issuer’s prospectus dated August 29, 2007, in the Rights Offering, the Issuer distributed to each holder of record of the Issuer’s Class A Common Stock and Class B Common Stock as of August 27, 2007 5.0414 subscription rights for each share of such stock owned on that date. Fractional subscription rights were rounded up to the next largest whole number, and each whole subscription right entitled the holder thereof to purchase one share of Class A Common Stock at the purchase price of $2.00 per share. The Rights Offering commenced on August 29, 2007 and expired on October 1, 2007.
     BFC may be deemed to currently control the Issuer by virtue of its ownership and voting position.
     Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item, except for the issuance to employees (including executive officers) and directors of the Issuer (who may also be executive officers or directors of BFC) of customary stock options to acquire shares of Class A Common Stock under the Issuer’s stock incentive plan. BFC may from time to time make additional investments in the securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Further, BFC may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item.

Item 5: Interest in Securities of the Issuer
     BFC and, to the best of its knowledge, its executive officers, directors and control persons beneficially own shares of the Issuer’s Class A Common Stock as follows:

	Class A Common		Percent of
	Stock Ownership		Class A Common Stock(1)
BFC Financial Corporation	18,676,955	(2)(3)(4)	19.6%
Alan B. Levan	99,118	(4)(5)	*
John E. Abdo	39,367	(4)(6)	*
Earl Pertnoy	7,140	(7)	*
Maria R. Scheker	57		*

*	Less than one percent.

(1)	Based on an estimated 95,174,010 shares of Class A Common Stock outstanding. The Issuer publicly announced that it anticipates that 76,557,345 shares of Class A Common Stock will be issued in the Rights Offering, and the Issuer disclosed in its proxy statement relating to its 2007 annual meeting of shareholders that 18,616,665 shares of Class A Common Stock were outstanding as of August 30, 2007.

(2)	Includes the 16,602,712 shares of Class A Common Stock acquired as described herein.

(3)	By letter dated September 27, 2007 (the “Letter Agreement”), BFC agreed, subject to certain limited exceptions, not to vote the 6,145,582 shares of Class A Common Stock that it acquired in the Rights Offering upon exercise of subscription rights issued to BFC in respect of its shares of the Issuer’s Class B Common Stock. The Letter Agreement provides that any future sale of shares of Class A Common Stock by BFC will reduce, on a share for share basis, the number of shares of Class A Common Stock that BFC has agreed not to vote. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. Other than as limited by the Letter Agreement, BFC has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares beneficially owned by it. No person other than BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by it.

(4)	BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC common stock representing 74.4% of the total voting power of BFC.

(5)	Includes 82,499 shares of Class A Common Stock acquired by Mr. Levan in the Rights Offering, 455 shares of which were acquired through Levan Enterprises, Ltd., a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Mr. Levan. Mr. Levan has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.

(6)	Includes 25,470 shares of Class A Common Stock acquired by Mr. Abdo in the Rights Offering. Mr. Abdo has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.

(7)	Includes 5,919 shares of Class A Common Stock acquired by Mr. Pertnoy in the Rights Offering. Mr. Pertnoy has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of such shares.
     Other than the above-described acquisition of shares of Class A Common Stock by each of BFC and Messrs. Levan, Abdo and Pertnoy in the Rights Offering, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of Class A Common Stock during the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Item 5 above is incorporated by reference herein. Other than the Letter Agreement, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any of securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7: Material to Be Filed as Exhibits

Exhibit 1	Letter from BFC Financial Corporation to Levitt Corporation, dated as of September 27, 2007.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 9, 2007
Date
BFC Financial Corporation
/s/ George P. Scanlon
Signature
George P. Scanlon/Chief Financial Officer
Name/Title

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
OF BFC FINANCIAL CORPORATION

Name and Position	Employer and Address	Present Principal Occupation
Alan B. Levan Chairman of the Board of Directors, Chief Executive Officer and President	BFC Financial Corporation BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Levitt Corporation 2200 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chairman of the Board of Directors, Chief Executive Officer and President of BFC Financial Corporation, Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc. and Levitt Corporation
John E. Abdo Vice Chairman of the Board of Directors	BFC Financial Corporation BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Levitt Corporation 2200 West Cypress Creek Road Fort Lauderdale, Florida 33309	Vice Chairman of the Board of Directors of BFC Financial Corporation, BankAtlantic Bancorp, Inc. and Levitt Corporation
George P. Scanlon Executive Vice President and Chief Financial Officer	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Levitt Corporation 2200 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Financial Officer of BFC Financial Corporation and Levitt Corporation
Maria R. Scheker Chief Accounting Officer	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Chief Accounting Officer of BFC Financial Corporation
Phil Bakes Managing Director and Executive Vice President	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Managing Director and Executive Vice President of BFC Financial Corporation
D. Keith Cobb Director	Self-employed c/o BFC Financial Corporation and BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Business Consultant and Strategic Advisor
Oscar Holzmann Director	University of Miami 5250 University Drive 317 Jenkins Hall Coral Gables, Florida 33124	Associate Professor of Accounting
Earl Pertnoy Director	Self-employed c/o BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Real Estate Investor and Developer
Neil Sterling Director	The Sterling Resources Group, Inc. 2132 Bayview Drive Fort Lauderdale, Florida 33305	Principal

Mr. Alan B. Levan and Mr. John E. Abdo may be deemed to control BFC Financial Corporation.